                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): / /Form 10-KSB  / /Form 20-F  / /Form 11-K  /X/Form 10-QSB
             / /Form N-SAR

       For Period Ended: March 31, 1998
       / / Transition Report on Form 10-K
       / / Transition Report on Form 20-F
       / / Transition Report on Form 11-K
       / / Transition Report on Form 10-Q
       / / Transition Report on Form N-SAR
       For the Transition Period Ended: __________________________

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


PART I - REGISTRANT  INFORMATION

Skyline Multimedia Entertainment, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

350 Fifth Avenue
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

New York, New York 10118
--------------------------------------------------------------------------------
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  /X/    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  /X/    (b)  The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
  / /    (c)  The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

SEC 1344(8-89)                                   (Attach Extra Sheets if Needed)

         The Company is in the process of resolving certain events and providing additional disclosure with respect thereto, which events transpired subsequent to the end of the fiscal period and which will be disclosed in the Company's quarterly report on Form 10-QSB.


PART  IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Neil S. Belloff, Esq.              (212)             969-3208
--------------------------------------------------------------------------------
         (Name)                             (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                       /X/ Yes          / /  No
--------------------------------------------------------------------------------
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       /X/ Yes          / /  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See attached explanation on Exhibit "A".

--------------------------------------------------------------------------------

                    Skyline Multimedia Entertainment, Inc.
           ---------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    May 15, 1998                    By:   s/Steven Schwartz
      ------------------                     -------------------
                                               Steven Schwartz
                                               Executive Director of Operations
                                               and Finance



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

           Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (see 18 U.S.C. 1001).

--------------------------------------------------------------------------------

SEC 1344(8-89)                                   (Attach Extra Sheets if Needed)

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240. 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

SEC 1344(8-89)                                   (Attach Extra Sheets if Needed)

                                    EXHIBIT A

             SKYLINE MULTIMEDIA ENTERTAINMENT, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

                                                         THREE MONTHS ENDED                      NINE MONTHS ENDED
                                                              March 31,                               March 31
                                                    -----------------------------          -----------------------------
                                                       1998                1997               1998                1997
Revenues:
Attraction sales                                    $1,958,000         $1,412,000          $7,148,000         $4,378,000
Concession sales                                       191,000            270,000             766,000            917,000
Sponsorship income                                      60,000             88,000             236,000            261,000
                                                    ----------         ----------          ----------         ----------
         Total Revenues                              2,209,000          1,770,000           8,150,000          5,556,000
                                                    ----------         ----------          ----------         ----------
Operating Expenses:
Cost of merchandise sold                                92,000            124,000             383,000            354,000
Selling, general and administrative                  2,193,000          2,846,000           8,339,000          6,308,000
Depreciation and amortization                          406,000            381,000           1,310,000            674,000
                                                    ----------         ----------          ----------         ----------
         Total Operating Expenses                    2,691,000          3,351,000          10,032,000          7,336,000
                                                    ----------         ----------          ----------         ----------

(Loss) from operations                               (482,000)        (1,581,000)         (1,882,000)        (1,780,000)
Net interest (expense)                               (248,000)          (192,000)           (674,000)          (266,000)
                                                    ----------         ----------          ----------         ----------

(Loss) before provision for income taxes             (730,000)        (1,773,000)         (2,556,000)        (2,046,000)
Income tax expense (benefit) (Note 3)                        0          (118,000)                   0             61,000
Net deferred tax expense (Note 3)                            0          1,179,000                   0            340,000
                                                    ----------         ----------          ----------         ----------

Net (loss)                                          $(730,000)       $(2,834,000)        $(2,556,000)       $(2,447,000)
                                                    ----------         ----------          ----------         ----------
                                                    ----------         ----------          ----------         ----------
Basic (loss) per share                              $    (.44)       $     (1.68)        $     (1.53)       $     (1.40)
                                                    ----------         ----------          ----------         ----------
                                                    ----------         ----------          ----------         ----------
Diluted (loss) per share                            $    (.44)       $     (1.68)        $     (1.53)       $     (1.40)
                                                    ----------         ----------          ----------         ----------
                                                    ----------         ----------          ----------         ----------
Basic Weighted average number of
shares (excludes 670,000 escrow                      1,675,000          1,690,000           1,675,000          1,754,000
shares and 1,090,909 preferred                      ----------         ----------          ----------         ----------
shares)                                             ----------         ----------          ----------         ----------

Diluted Weighted average number of shares            1,675,000          1,690,000           1,675,000          1,754,000
(excludes 670,000 escrow shares and                 ----------         ----------          ----------         ----------
1,090,909 preferred shares)                         ----------         ----------          ----------         ----------

Results of Operations

         Revenues. Revenues generated during the three and nine months ended March 31, 1998 aggregated $2,209,000 and $8,150,000, respectively as compared to $1,770,000 and $5,556,000 respectively for the three and nine months ended March 31, 1997. The increase in revenue for the three and nine months ended March 31, 1998, from the prior year period is primarily due to the commencement of operations of the Company's XS New York facility, which accounted for total revenues of $1,026,000 and $3,670,000 during the three and nine months ended March 31, 1998 as compared to $904,000 and $951,000 for the three and nine months ended March 31, 1997.

         Management expects to continue to supplement its primary revenue stream from ticket sales for New York Skyride and game revenue at XS New York by soliciting corporate sponsorships from a number of key consumer product companies. During the three and nine month periods ended March 31, 1998 the Company earned approximately $60,000 and $236,000 respectively in sponsorship income as a result of monthly fees and capital improvements received from sponsors. Current agreements with the Company's three sponsors are expected to provide annual sponsorship fees aggregating approximately $1,300,000 during the five year duration of such agreements which commenced November 1994.

         Operating Expenses. Operating expenses incurred during the three and nine months ended March 31, 1998, aggregated $2,691,000 and $10,032,000 compared to $3,351,000 and $7,336,000 for the three and nine months ended March 31, 1997. The increase for the nine months ended March 31, 1998 is due in part to an increase in overhead at the New York Skyride from $4,303,000 for the nine months ended March 31, 1997, to approximately $4,583,000 for the nine months ended March 31, 1998. In addition, the increase for the nine months ended March 31, 1998 is due in part to an increase of approximately $299,000 in rent expense at the New York Skyride relating to the additional space in the Empire State Building. Also contributing, as a result of full scale operations at XS New York, the Company had an increase in operating expenses of approximately $846,000. XS New York was opened on a preview basis until March 20, 1997, the date of its official grand opening. Accordingly, expenses incurred for the nine months ended March 31, 1998 are higher than the nine months ended March 31, 1997. These XS New York related expenses include, among other things, payroll and related expenses of approximately $600,000, and an allocation of corporate overhead of approximately $350,000 for the nine months ended March 31, 1998. Additionally, as a result of defaults on the Woodfield Mall lease, the Company incurred expenses during the nine months ended March 31, 1998 relating to this facility aggregating approximately $729,000. These costs included rent accrued during the period as well as the write-off of all assets acquired relating to the facility. Also, included in operating expenses during the nine months ended March 31, 1998 is approximately $120,000 relating to the proposed warrant exchange offer, which was terminated on November 4, 1997.

         Net (Loss) and (Loss) Per Share. Basic and diluted net (loss) and
(loss) per share available to common stockholders before deferred taxes were ($730,000) and ($.44) and ($2,556,000) and ($1.53) for the three and nine months ended March 31, 1998 as compared to ($1,655,000) and ($.98) and

($2,107,000) and ($1.20) for the three and nine months ended March 31, 1997. The net loss for the quarter ended March 31, 1998 included a loss of approximately ($393,000) related to XS New York (see "Operating Expenses" above), a loss of approximately ($316,000) from New York Skyride, and a loss of approximately ($21,000) related to certain start-up costs in connection with the Company's proposed Australia site. During the quarter ended March 31, 1997, New York Skyride operations incurred a loss of approximately ($107,000) with $1,061,000 in deferred tax expense realized, offset, in part, by start-up costs of approximately $1,052,000 related to XS New York.

         As a result of operating loss carryforwards from prior years, the Company recognized a net deferred tax expense of $1,061,000 or $.63 per share, during the quarter ended March 31, 1997 which was offset by a provision for certain state and local income taxes of ($20,000) or ($.01) per share. During the quarter ended March 31, 1998 there was a provision for certain state and local taxes on capital aggregating $12,000 with no benefit recognized for net operating loss carryforwards.

         Working Capital. Working capital (deficiency) at March 31, 1998, was approximately ($5,477,000) compared to a working capital (deficiency) of approximately ($2,532,000) at March 31, 1997. The increase in working capital deficiency is primarily the result of the XS New York buildout of approximately $7,769,000, the operating loss incurred during the past nine month period of ($2,556,000), writeoffs as a result of defaults on the Woodfield Mall lease of $729,000, deferred project, leasing and financing costs aggregating $941,000 related to the Company's capital investments in XS New York and Sidney Skyride and costs associated with the Company's stock buy-back program of $601,000.